Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | April 28, 2025

Name of Registrant: Citigroup Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Citigroup Inc. (C)

Resisting Slow-Creep Activism: Vote NO on Proposal 8

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Citi shareholders to vote NO on Proposal #8, requesting a report on board oversight of risks related to animal welfare.

      Background

As a firm representing Citi shareholders, our primary concern is the continued growth of Citi as a global leader in banking, and the human flourishing that its success creates. That sector description is crucial: Citi is a global leader in banking, not animal agriculture or manufacturing. This means that its ability (and indeed, its responsibility) to act in matters concerning animal welfare is extremely limited. The supporting statement1 for Proposal No. 8 notes that “animal welfare” is absent from Citi’s policies, governance documents, and reports.” This stunning absence is likely due to the fact that Citi is… a banking company. As such, the company has minimal direct involvement with animals or animal-related supply chains. Asking the company to dedicate resources to an issue with such limited relevance to its operations represents a wildly inefficient allocation of shareholder capital and management attention, and belies a desire to advance the political & social causes favored by the proponent.

Furthermore, the supporting statement goes on to note that “Animal welfare issues present material financial, operational, and reputational risks for companies that receive financing from Citi.” The statement of risk (arguably a similarly vague assertion to the idea that animal welfare issues are a direct concern area for the company) indicates an underlying activist belief: that Citi is responsible for the actions of companies whose operations it does not control, and complicit in the creation of liabilities its actual operations do not create. Furthermore, the proponent cites a animal welfare-centric bank ranking system2 in which Citi is listed poorly — but the company’s low ranking is due to Citi policy “not cover[ing]” the vast majority of animal welfare metrics, as opposed to actual areas of demonstrated oversight.

This proposal would create unnecessary costs and distractions from the company’s strategic priorities—including responsible lending, politically neutral client-centric practices, technological innovation, and risk management—that are far more material to Citi’s financial performance and long-term value creation. Shareholder agendas should focus on governance practices and disclosures that are relevant & material to the company’s performance. Given the dubious connection between Citi’s business model and the concerns raised by the proponents, this proposal does not meet that standard.

      Conclusion

The proponents behind Proposal 8, and the wider anti-fiduciary ecosystem they are a part of, seemingly believe that Citi has the responsibility to opine on (and in this case, spend shareholder money on) every issue that its business operations even remotely touches. As demonstrated by

1https://www.citigroup.com/rcs/citigpa/storage/public/citi-2025-proxy-statement.pdf

2 https://banksforanimals.org/institutions/citigroup/

the massive logical & operational reach that is Proposal No. 8, however, this ask is not feasible, particularly when the company’s complicity is judged by its lack of answers to ideologically-driven criteria. Such activist demands are not in the best interest of Citi or its shareholders. We urge shareholders to resist the activism inherent in this ‘out-of-left-field’ ask and vote AGAINST proposal No. 8.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.